SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States or any other jurisdiction where such distribution is prohibited by law.

22 October 2021

Prudential plc
Redemption of certain high coupon debt and monitoring of refinancing opportunities

On 4 October 2021 Prudential plc ("Prudential") completed a Hong Kong public offer and international placing of its shares (the "Offer Shares") (together the "Share Offer"), raising approximately HK$18.5 billion or US$2.4 billion1. The equity issuance will serve to maintain and enhance Prudential's financial flexibility in light of the breadth of opportunities to invest for growth in Asia and Africa.

 Specifically, and as previously announced on 19 September 2021, US$2.25 billion of the net proceeds of the Share Offer are expected to be used by Prudential to redeem existing high coupon debt. In this regard, Prudential has selected the following bonds for redemption and intends to exercise its option to redeem each such series of bond on the optional redemption dates identified below:

●          US$250 million 6.75% Capital Securities (G7293H114; GB00B02FFZ25) (optional redemption date falling on 23 December 2021)
●          US$300 million 6.5% Capital Securities (G7293H189; GB00B0G40271) (optional redemption date falling on 23 December 2021)
●          US$700 million 5.25% Notes (XS0873630742) (optional redemption date falling on 23 December 2021)
●          US$1,000 million 5.25% Notes (XS1426796477) (optional redemption date falling on 20 January 2022)

The redemption of these bonds would reduce interest costs by approximately US$125 million per annum.

Prudential intends to give formal notice of redemption to the holders of the foregoing bonds in accordance with the terms of the relevant bond documentation in due course, in order to redeem each of these bonds at the optional redemption dates identified above. For the avoidance of doubt, this announcement is for information purposes only and does not constitute a notice to holders for the purposes of any of Prudential's securities.

Prudential also continues to monitor the market for other opportunities to further reduce its interest costs by raising new debt to refinance higher coupon existing debt (in addition to the bonds identified above) on scheduled call dates and/or maturity dates.

 1After deduction of the underwriting fees and other estimated expenses payable in connection with the Share Offer.

Notes to Editors

Enquiries:

Media                                                                           Investors/Analysts

Addy Frederick            +44 (0)20 3977 9399               Patrick Bowes              +44 (0)20 3977 9702

Ping Ping Tan                        +65 9845 8904               William Elderkin          +44 (0)20 3977 9215

About Prudential plc

Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Disclaimers

This announcement does not purport to contain all of the information that may be required by or may otherwise be important to you and you should conduct your own due diligence and independent analysis of Prudential and the information contained herein. This announcement has been prepared solely for information purposes and does not constitute any recommendation regarding the securities of Prudential and does not and should not be considered as any form of financial or investment option or recommendation by Prudential or any of its directors, supervisors, management, employees, agents, affiliates, advisers or representatives ("Representatives").

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation, commitment or advertisement of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities of Prudential in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract or commitment therefor.

The Offer Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in accordance with applicable U.S. state securities laws. Prudential does not intend to register the Offer Shares in the United States  or to conduct a public offering of securities in the United States.

Forward-looking statements

This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to the proposed redemption of certain debt securities and its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation, including interest rate rises as a response, and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc and the demerger of Jackson Financial Inc.; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in Prudential's 2021 Half Year Report and the 'Risk Factors' heading of Prudential's most recent Half Year Report on Form 6-K filed with the U.S. Securities and Exchange Commission ("SEC"). Prudential's most recent Half Year Report and Form 6-K are available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Each of Prudential and its Representatives expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the FCA, the SEC or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading in Prudential's 2021 Half Year Report and the 'Risk Factors' heading of Prudential's most recent Half Year Report on Form 6-K filed with the SEC. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 October 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer